EXHIBIT E

Leases Related to the Business Premises

[See attached]

Buyer hereby acknowledges receipt of copies of all leases relative to Exhibit E.

Buyer: _____

By: Daniel C. Dorsey, Jr.

Sch. 2.22.

[redacted]

STANDARD FORM LEASE AGREEMENT

THIS LEASE AGREEMENT, made and entered into this 14TH day of FEBRUARY 2003 by and between [redacted] whose address, for purposes hereof, is [redacted] (hereinafter called "Lessor") and AUGUSTA AUTO AUCTION, INC. (Hereinafter called "Lessor").

1. Subject to, and upon the terms, provisions and conditions herein set forth, Lessor does hereby lease and rent to Lessee, and Lessee does hereby lease and rent from Lessor, the premises known as Space No. ________ (Hereinafter called the "Leased Premises") within Lessor's building known as North Augusta Associates, Lessee agrees to pay Lessor a monthly rental of $ [redacted] 1ST PAYMENT TO BE PAID THIS DATE 2-14-0

2. This lease shall commence on the ____ day of FEBRUARY 2003, and shall terminate on the 28TH day of FEBRUARY 2003, being a term of one month; and further, if this lease is for **A ONE MONTH PERIOD, THIS AGREEMENT SHALL BE AUTOMATICALLY RENEWED UNDER THE TERMS SET FORTH HEREIN.**

3. Should the Lessee breach or violate any provision of the Lease Agreement or any rule or regulation, the Lessee will then be in default of this Lease and the Lessor should have the right to terminate this Lease Agreement at any time. The Lessee hereby expressly waives any right Lessee might have to any notice or time requirements, imposed by law or otherwise, that are or may be inconsistent with the provision found herein. Lessee agrees to pay all of Lessor's attorney fees should it become necessary to commence litigation to enforce any provisions of this Lease Agreement or to collect any monies owed to Lessor by Lessee.

4. LESSEE AGREES TO PAY LESSOR PROMPTLY ON THE LAST SUNDAY OF THE MONTH PRECEDING THE MONTH IN, WHICH RENT IS DUE, BEING IN ADVANCE, DURING THE TERM OF THIS LEASE. ANY RENTS NOT RECEIVED BY THE FIRST (1ST) OF THE MONTH OR IF ANY CHECK GIVEN BY LESSEE TO LESSOR IS NOT HONORED WHEN PRESENTED FOR PAYMENT, LESSEE HEREBY AGREES TO PAY A SUM OF 10% OF EACH MONTHLY RENTAL PAYMENT SHOULD THIS LEASE BE FOR A ONE MONTH PERIOD AND LESSOR MAY PROHIBIT LESSEE FROM OPENING FOR BUSINESS IN THE LEASED PREMISES WITHOUT LIABILITY OR OBLIGATION TO LESSEE. WEEKLY PAYMENTS MUST BE MADE IN ONE FULL WEEK IN ADVANCE. **NO EXCEPTIONS.**

5. Lessee shall use and occupy the Leased Premises for the purpose of selling PARKING AREA - *NO OVERNIGHT PARKING OF VEHICLES: PRIOR TO ANY VEHICLES TO BE TOWED, LESSEE WILL BE NOTIFIED ONLY and for no other uses or purposes whatsoever, without the prior written approval of Lessor.

6. Lessee agrees and understands that he/she must give Lessor IN ADVANCE a WRITTEN NOTICE allowing TWO FULL WEEKENDS (Saturday and Sunday) PRIOR to vacating the premises and that failure to do this will continue a default of the Lease by the Lessee.

7. At the time of termination or default of this Lease, should Lessee owe any monies to Lessor, Lessee hereby agrees and understands that Lessor has the right to prevent the removal of, or to salvage any property in the Leased Premises without liability or obligation to Lessee. Lessor will hold all property for a period of 30 days. If Lessee has not paid all monies owed to Lessor, Lessor may dispose of that amount of property to compensate the monies owed to Lessor. Lessee may reclaim any remaining property within 60 days. After 60 days Lessor will dispose of any and all property. Furthermore, Lessee agrees that he/she is liable to Lessor for all rent which becomes due during the time periods stated previously, and that these charges will be added to the amount of monies owed to Lessor, Lessee agrees to abide by the provisions as set forth in this Lease.

8. Provided that "no monies are owed" to Lessor by Lessee upon termination or default of this Lease, Lessee hereby agrees and understands that he/she shall remove ALL property from the Leased Premises WITHIN 48 HOURS AFTER LEASE EXPIRATION, and that if ALL property has NOT BEEN REMOVED AT THE END OF THE 48 HOUR PERIOD, lessee agrees to pay that amount of rent which is due on the Leased Premises for the next upcoming full month. This provision will be infinite until such time as Lessee has removed all property from the Leased Premises within the 48 hour period after lease expiration or until such time as Lessee should owe any monies to Lessor. If monies are owed to Lessor by Lessee. Lessee agrees to abide by the provisions as set forth in this Lease. Furthermore, Lessee agrees that after the 48-hour period (as described above), Lessor may, at his discretion, deem that any remaining property is abandoned by Lessee and that Lessor has the right to remove or salvage the same without liability or obligation to the Lessee. Lessee also agrees to restore the booth(s) within 3 days to the satisfaction of the Lessor, to its original condition, or to reimburse Lessor within 10 days the Lessor's actual costs of having the booth(s) restored.

9. Lessee shall comply with all applicable requirements of, and shall be solely responsible for any and all taxes, fees or the like due the State of SOUTH CAROLINA, County of AIKENS, and/or the City of NORTH AUGUSTA, OCCASIONED BY THE Lessee's business. Lessee must have a City Privilege License as well as a Federal Tax ID number.

10. Lessee and/or its agents and employees shall receive merchandise and move same from the designated freight delivery section of the building ONLY on the days and at the times designated from time to time by the Flea Market Management.

11. Lease shall indemnify and hold Lessor harmless from loss, cost of expenses of any nature resulting from anyone being injured or their property damaged on or about the Lessee's space throughout the term of this Lease.

12. All merchandise and other personal property stored or located by Lessor or other persons in the Leased Premises shall be at the risk of Lessee or such other persons; and Lessee expressly agrees that the Lessor shall not be responsible in any way, for damage to said merchandise or personal property caused by but not limited to fire, explosion, gas, electricity, water or leaks from any part of the Leased Premises (including pipes, appliance or plumbing work therein) nor shall Lessor be liable for the loss or damage to any property of Lessee within the Leased Premises by theft or otherwise. Lessee agrees to indemnify and hold Lessor harmless against all claims for damage to person or property resulting from any matter pertaining to the occupancy or use of the Leased Premises by Lessee.

13. Lessee shall not assign this Lease or sublet the Leased Premises or any part thereof.

14. Lessee hereby accepts the Premises as suitable for its contemplated use; and, Lessor shall not be required to make any further alterations or improvements thereto except at the cost of Lessee ANY ALTERATIONS MUST HAVE LESSOR APPROVAL. Even if Lessor's approval is obtained, the structure will become the property of the Lessor if it is attached to the floor or walls of the building, or if the Lessee leaves owing money to Lessor, of if Lessee leaves and does not remove same during the rental period paid for.

LESSEE INITIAL [redacted]
LESSOR INTIAL

15. Lessee is responsible for removing ALL of his/her own trash. All trash MUST be taken to the container designated for use by vendors. The trash cans located throughout the mall are for CUSTOMER USE ONLY. Any time Lessee has trash or other debris outside his/her booth and the Lessor requests the Lessee, or Lessee's employees, to remove the same time of the request by Lessor, the Lessor may at his discretion direct his agent to remove the same. Lessee agrees to pay to Lessor a minimum charge of $5.00 for each occurrence. Should the Lessor's costs be more than $5.00, Lessee agrees to pay to Lessor the actual costs for each occurrence.

16. Appliances designed to heat such as hot plates, coffee makers, iron, toaster, microwave oven, refrigerator, rice cooker, etc., will not be allowed. Extra charges will be assessed against any booth using more than 500 watts of power per wall outlet.

17. Lessor will open the Mall to property identified DEALERS ONLY, AS DETERMINED FROM TIME TO TIME BY THE FLEA MARKET MANAGEMENT. DURING THESE TIMES, ALL DEALERS MUST USE THE VENDOR ENTRANCE AND SIGN IN AND OUT AT THE SECURITY DESK.

18. Due to fire regulations, no flammable materials are to be used in the Mall.

19. Lessee agrees to abide by all the rules and regulations of North Augusta Associates.

20. Lessee and/or its agents or employees shall not consume nor permit the consumption of any alcoholic beverages, drugs, or other intoxicants upon the property.

21. Lessee shall not display any signs without approval of Lessor.

22. Lessee and Lessee's employees shall not cause nor allow to be caused any act or circumstances which distract from, inhibit or otherwise damage or interfere with the conduct of the business of other Lessees, including, but not limited to, loud noises or profane language or arguments, or loud music as deemed by Lessor.

23. For reasons of better operations, public safety or improved security, it may be necessary to change or add to the rules, regulations and/or opening and closing times. If and when this is done, Lessor will notify all Lessees in writing.

24. Lessee shall, at Lessee's own cost and expense, make all reports required by the premises whenever damage and injury to them shall result from misuse or neglect.

25. LESSEE AGREES TO OPEN AND OPERATE AT THE TIMES ESTABLISHED BY THE FLEA MARKET MANAGEMENT. FAILURE TO BE OPEN FOR BUSINESS DURING THESE HOURS WILL CONSTITUTE A DEFAULT OF THE LEASE BY LESSEE.

26. In the unlikely event it is necessary to close the FLEA MARKET due to acts of God such as tornadoes, ice storms, etc., or for other causes beyond the Landlord's control, there will be no abatement of rent or other charges.

The failure of Lessor to insist upon the strict performance of any provision of this Lease or the failure of Lessor to exercise any right, shall not be construed as a waiver for the future of any such provisions or right, or as a waiver of a subsequent breach.

This Lease Agreement constitutes the entire agreement between the parties hereto, and no amendment, modification or approval given in connection therewith shall be effective unless in writing and signed by Lessor. Furthermore, Lessee agrees that he/she has read and understands. ALL PAGES of this Lease Agreement and aggress to be bound by the terms and conditions set forth herein, and also agrees that this Lease Agreement supersedes all proposals, representations, prior agreements, oral or written, between Lessee and Lessor.

LESSOR: ██████████████████

BY_____

LESSEE (SIGNATURE) _____

NAME (PRINT) _____

ADDRESS _____

CITY _____STATE_____ZIP_____

PHONE NUMBER HOME (_____) _____ WORK (_____) _____

FEDERAL TAX IDENTIFICATION NUMBER _____

CITY PRIVILEGE LICENSE NUMBER_____

North Augusta, SC

, modification or
Lessee agrees that
and conditions set forth
oral or written, between

LESSEE (SIGNATURE) _____

NAME (PRINT) _____

ADDRESS _____

CITY _____ STATE _____ ZI

PHONE NUMBER HOME (_____) _____ WORK (

FEDERAL TAX IDENTIFICATION NUMBER _____

CITY PRIVILEGE LICENSE NUMBER _____

Agent:

ty.   Closed Mondays.

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Lease add-on effective 1-1-09

Original ✓

Addendum to Lease Agreement

This Addendum to the original lease Schedule 2.22 by and between Augusta Auto Auction, Inc. ("lessee") and [redacted] "Lessor") is made this 25th day of November, 2008.

Lessee shall continue to lease parking space on Lessor's premises under the continuing terms of its original agreement dated February 14, 2003, and shall optionally lease additional inside and outside areas from Lessor under this separate Addendum. In the event that Lessee shall opt to terminate its lease on either parcel under the original lease or this Addendum, the other lease shall continue in full force and effect until properly terminated.

This Addendum to the original lease shall pertain only to the portion of the building located at 5979 Jefferson Davis Highway, North Augusta, SC, described as the four (4) automotive repair bays and associated work/storage areas located at its westernmost end, consisting of approximately 4290 square feet, together with the area directly outside those bays, being a paved parking area of approximately 6950 square feet surrounded by certain barriers in the form of walls, gate(s) and/or fences.

Lessee shall enjoy the exclusive right to peaceful and quiet use of the premises. Lessee may move vehicles into and out of the premises under power, but agrees that it will not employ the use of power tools or other equipment that create noise of any intensity that interferes with tenants inside the same building and adjacent to the premises leased hereby. Lessee shall have the right to engage in occasional light washing and cleaning services in or on the leased premises, but acknowledges that the primary business purpose for the leased premises is for the storage of vehicles.

Security. Lessor agrees that Lessee shall have sole and exclusive use to the Additional Premises, and shall be permitted t o install safety and security equipment to protect the contents thereof. This includes, but is not limited to the securing of all doors, glass areas and windows from trespass; installation and operation of an indoor intrusion detection system with an alarm and automatic reporting and notification features; installation of a chain link fence section at the north opening of the outside storage area and an electric security fence with alarm and notification system inside the new and existing fenced and wall perimeters of the outside storage area; and shall suffer lessee to install a telephone line within the premises at lessee's expense for use in deploying automatic calls and alarm signals related to the aforementioned security equipment. Lessor shall have a right to inspect the property at reasonable times during normal business hours by notifying lessee 24 hours in advance for access thereto.

Lease term. The term of the lease on this Addendum for the Additional Premises shall begin on January 1, 2009, and shall be for a period of twelve (12) months. This Addendum may not be cancelled by the Lessor except for cause as specified the original lease agreement, but may be cancelled by the lease for any reason on the giving of thirty days written notice. This lease shall automatically renew on a month-to-month basis after its initial expiration, and may be cancelled by either party upon the giving of a 30 day's written notice.

Lessee shall pay to Lessor additional rental charges under this Addendum at the rate of $850.00 per month, beginning with the first full payment due on January 1, 2009, and continuing on the first day of each succeeding month thereafter. Lessee shall be provided immediate access to enter the premises with the execution of this agreement on and after November 25, 2008 and thereafter to prepare it for use under this Addendum on the date of execution hereof, all of which shall be without charge to Lessee until the first full lease payment due on January 1, 2009, in payment for January 2009 rent of the premises. Initial check for first month's rental accompanies this agreement. If the premises shall be made ready and available for occupancy by Lessee prior to January 1, 2009 as per its request, Lessee may take immediate possession of the premises and shall pay to Lessor any prorated rental payments for the period of such occupancy under the same terms and conditions of this lease.

Except for the term of this Addendum and the monthly charges specified herein, all other terms and conditions of the original lease agreement shall apply.

LESSOR: ███████████████████████████████████, Inc

BY:___███████████████████████████████████

LESSEE: Augusta Auto Auction, Inc.

BY:_____███████████████████_____
███████████████████████████

Augusta Auto Auction, Inc.

1200 E. Buena Vista Drive

North Augusta, SC 29841